

May 30, 2014

Via E-mail
Michael A. Angerthal
Executive Vice President and Chief Financial Officer
Virtus Investment Partners, Inc.
100 Pearl Street
Hartford, CT 06103

>   **Re:**   **Virtus Investment Partners, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2013**
>   **Filed February 24, 2014**
>   **Form 8-K Filed April 30, 2014**
>   **File No. 001-10994**

Dear Mr. Angerthal:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 8. Financial Statements and Supplementary Data, page 42

Note 2. Summary of Significant Accounting Policies, page F-8

Principles of Consolidation and Basis of Presentation, page F-8

1.   We note your disclosure that you evaluate for consolidation variable interest entities ("VIEs") in which the Company is the primary beneficiary. Please revise future filings to provide the following information:

- Generally describe the methodology used in evaluating whether you are the primary beneficiary of a VIE, including a description of the significant judgments and assumptions made.
- Describe the types of structures you are a party to that you consider to be VIEs, and specify which of these structures qualifies for the deferral set forth in ASC 810-10-65-2(aa).
- Clarify which of the VIEs disclosed pursuant to the preceding bullet are consolidated and which are not.

Refer to ASC 810-10-50-2AA, ASC 810-10-50-5A and ASC 810-10-50-12 and provide us with a draft of your proposed disclosure.

Collateralized Debt Obligations, page F-12

2.   We note from your discussion that you serve as the collateral manager for collateralized debt obligations for which you have determined that you are not the primary beneficiary. Please provide us with more information regarding the fee structure of these entities and how the significance of these fees was contemplated in determining whether or not you are the primary beneficiary. In this regard, we note your disclosure that you receive management fees for structured finance products that are subordinate and only payable if certain financial criteria of the underlying assets are met. Please tell us the following:
- whether you believe you have the power to direct the activities of these entities that most significantly impact their economic performance and the factors considered when making this conclusion,
- whether all management fees are earned in this manner or whether only a portion of the fees are earned once certain criteria are met with the remainder earned as services are provided,
- the criteria that must be met for you to receive the fees payable upon the satisfaction of certain financial criteria related to the underlying assets and tell us the time period over which these fees are typically earned,
- whether you hold any residual or other interests in these entities and if so, the nature of these interests and how they were contemplated in your analysis of whether you were the primary beneficiary, and,
- tell us the qualitative factors considered in your analysis, and provide the quantitative analysis used, if any, to determine whether your fees or other interests in these entities are insignificant.

Revenue Recognition, page F-12

3.   We note that you have recorded management fees net of fees paid to unaffiliated advisers. Please revise future filings to disclose the factors considered when determining when to record income and expenses on a gross versus net basis. Additionally, provide us with a more detailed analysis of how you considered each of the factors included in ASC 605-45-45-3 through 45-18 when concluding that recording investment management fees

net of unaffiliated adviser revenues was appropriate. Please provide us with a draft of your proposed disclosure.

Form 8-K Filed April 30, 2014

Exhibit 99.1 Press Release

Asset Flows and Assets Under Management, page 4

4.   We note from your discussion of long-term mutual fund sales, here and within your Earnings Presentation included on your website, that you disclose quarterly and full-year mutual fund sales rates. In future presentations please include a definition for the "sales rates" metric so that a reader may understand how it is calculated.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michelle Miller at (202) 551-3368 or Rebekah Lindsey at (202) 551-3303 with any questions regarding these comments.

Sincerely,

/s/ Hugh West

Hugh West
Branch Chief